SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
November 9, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80007P 307	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		17,328,172

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		490,178

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,328,172

WITH:	8	SHARED DISPOSITIVE POWER

		490,178

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,818,350 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 80007P 307	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address or Principal Business Office or, if none, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1(a). Name of Issuer:
The name of the issuer is SandRidge Energy, Inc (the “Issuer”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
The address of the Issuer’s principal executive office is 1601 N.W. Expressway, Suite 1600, Oklahoma City, Oklahoma 73118.
Item 2(a). Name of Person Filing:
The name of the person filing this Schedule 13G is Noah Malone Mitchell, 3rd (“Mitchell”).
Item 2(b). Address or Principal Business Office or, if none, Residence:
The address of Mitchell’s principal business office is 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142.
Item 2(c). Citizenship:
Mitchell is a citizen of the United States of America.
Item 2(d). Title of Class of Securities:
The class of securities of the Issuer beneficially owned by Mitchell is common stock, par value $.001 per share (the “Common Stock”).
Item 2(e). CUSIP Number:
The Issuer’s CUSIP number for the Common Stock is 80007P 307.
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned:

See Row 9 of the cover page of this Schedule 13G.

(b)	Percent of Class:

See Row 11 of the cover page of this Schedule 13G.

CUSIP No. 80007P 307	13G	Page 4 of 6 Pages
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Row 5 of the cover page of this Schedule 13G.
(ii)	Shared power to vote or to direct the vote:
See Row 6 of the cover page of this Schedule 13G.
(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of the cover page of this Schedule 13G.
(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of the cover page of this Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

CUSIP No. 80007P 307	13G	Page 5 of 6 Pages
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 80007P 307	13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 28, 2008

/s/ Noah Malone Mitchell, 3rd
NOAH MALONE MITCHELL, 3rd